Exhibit 4.1

CHARMING SHOPPES, INC.

1.125% Senior Convertible Notes Due 2014

FIRST SUPPLEMENTAL INDENTURE

Dated as of June 14, 2012

to INDENTURE

Dated as of April 30, 2007

WELLS FARGO BANK, NATIONAL ASSOCIATION

TRUSTEE

This FIRST SUPPLEMENTAL INDENTURE (this “Supplemental Indenture”), dated as of June 14, 2012, between CHARMING SHOPPES, INC., a Pennsylvania corporation (“Company”), and WELLS FARGO BANK, NATIONAL ASSOCIATION, a national banking association, as trustee under the Indenture referred to below (“Trustee”). Capitalized terms used but not defined herein have the meanings assigned to them in the Indenture referred to below unless otherwise indicated.

RECITALS

WHEREAS, the Company and the Trustee are parties to the Indenture dated as of April 30, 2007 (the “Indenture”), under which the Company issued the Securities.

WHEREAS, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”), dated as of May 1, 2012, by and among Ascena Retail Group, Inc., a Delaware corporation (“Ascena”), Colombia Acquisition Corp., a Pennsylvania corporation and direct wholly owned subsidiary of Ascena (the “Purchaser”), and the Company;

WHEREAS, pursuant to the Merger Agreement, on May 15, 2012, the Purchaser commenced a cash tender offer (the “Offer”) to purchase all of the outstanding Common Stock of the Company, at a purchase price of $7.35 per share of Common Stock, on the terms and subject to the conditions set forth in the Merger Agreement and the Offer to Purchase relating to the Offer;

WHEREAS, following the completion of the Offer, the Purchaser merged with and into the Company (the “Merger”) with the Company surviving the Merger as a direct wholly owned subsidiary of Ascena;

WHEREAS, as a result of the Merger, the consideration payable for each outstanding share of Common Stock (other than shares of Common Stock held directly or indirectly by Ascena, the Purchaser or the Company (as treasury stock or otherwise) or any of their respective wholly owned subsidiaries or any shareholder of the Company who properly exercised their appraisal rights under Pennsylvania law) is $7.35 per share of Common Stock in cash without interest, subject to any applicable withholding tax (the “Merger Consideration”);

WHEREAS, as a result of the Merger, the holders of outstanding shares of Common Stock received Exchange Property solely consisting of the Merger Consideration; and

WHEREAS, pursuant to Section 10.06(a) of the Indenture, and as a result of the Merger and the receipt of Exchange Property by the holders of outstanding shares of Common Stock, the Company and the Trustee shall enter into this Supplemental Indenture.

NOW, THEREFORE, in consideration of the foregoing and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, and not withstanding any provision of the Indenture which, absent this Supplemental Indenture, might operate to limit such action, the parties hereto, intending to be legally bound hereby, agree as follows:

Section 1.1. Effect of Reclassification, Consolidation, Merger or Sale. As a result of the Merger and pursuant to Article 10 of the Indenture, the Conversion Obligation in respect of the Securities converted following the date of this Supplemental Indenture shall be computed in the same manner as set forth in Section 10.03(a) of the Indenture, except that the Daily VWAP of the Common Stock shall be deemed to equal 100% of the value of any Exchange Property consisting of cash received per share of Common Stock. As a result of the foregoing, upon compliance with all the applicable provisions of the Indenture and upon conversion of Securities by any Holder, such Holder shall be entitled to receive Exchange Property equal to $477.92 for each $1,000 of principal amount of Securities, which is an amount equal to the amount such Holder would have received as Merger Consideration had such Holder converted its Securities at the Applicable Conversion Rate in effect immediately prior to the Merger. The Applicable Conversion Rate calculated in accordance with Article 10 of the Indenture is 65.0233. The Applicable Conversion Rate does not include any Additional Shares.

Section 1.2. Effectiveness of Supplemental Indenture. Upon the execution and delivery of this Supplemental Indenture by the Company and the Trustee, the Indenture shall be supplemented in accordance herewith, and this Supplemental Indenture shall form a part of the Indenture for all purposes, and every Holder of Securities heretofore or hereafter authenticated and delivered under the Indenture shall be bound hereby.

Section 1.3. Indenture Remains in Full Force and Effect. Except as supplemented hereby, all provisions in the Indenture shall remain in full force and effect.

Section 1.4. Confirmation and Preservation of Indenture. The Indenture as supplemented by this Supplemental Indenture is in all respects confirmed and preserved, and the Indenture shall henceforth be read and construed together with this Supplemental Indenture. In the event of a conflict between the terms and conditions of the Indenture and the terms and conditions of this Supplemental Indenture, the terms and conditions of this Supplemental Indenture shall prevail.

Section 1.5. Conflict with Trust Indenture Act. If any provision of this Supplemental Indenture limits, qualifies or conflicts with any provision of the Trust Indenture Act (the “TIA”) that is required under the TIA to be part of and govern any provision of this Supplemental Indenture, the provision of the TIA shall control. If any provision of this Supplemental Indenture modifies or excludes any provision of the TIA that may be so modified or excluded, the provision of the TIA shall be deemed to apply to the Indenture as so modified or to be excluded by this Supplemental Indenture, as the case may be.

Section 1.6. Severability. In case any provision in this Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

Section 1.7. Trustee Makes No Representation. The Trustee makes no representation as to the (i) accuracy of the calculation of the Merger Consideration or (ii) the validity or sufficiency of this First Supplemental Indenture.

Section 1.8. Headings. The Article and Section headings of this Supplemental Indenture have been inserted for convenience of reference only, are not to be considered part of this Supplemental Indenture and shall in no way modify or restrict any of the terms or provisions hereof.

Section 1.9. Benefits of Supplemental Indenture, etc. Nothing in this Supplemental Indenture, express or implied, shall give to any person, other than the parties hereto and their successors hereunder and the Holders of the Securities, any benefit of any legal or equitable right, remedy or claim under the Indenture, this Supplemental Indenture or the Securities.

Section 1.10. Governing Law. THIS SUPPLEMENTAL INDENTURE SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK WITHOUT GIVING EFFECT TO THE CONFLICT OF LAWS RULES THEREOF.

Section 1.11 Counterparts. The parties may sign any number of copies of this Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned, being duly authorized, have executed this Supplemental Indenture on behalf of the respective parties hereto as of the date first above written.

CHARMING SHOPPES, INC.

By:	/s/ Eric M. Specter
Name: Eric M. Specter
Title: Chief Financial Officer

WELLS FARGO BANK, NATIONAL ASSOCIATION, as Trustee

By:	/s/ Raymond Delli Colli
Name: Raymond Delli Colli
Title: Vice President

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